UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Zhongpin Inc.

(Name of Issuer)

Common Stock - .001 par value

(Title of Class of Securities)

98952K107

(CUSIP Number)

Jay B. Gould, Esq. Pillsbury Winthrop Shaw Pittman LLP 50 Fremont Street San Francisco, CA 94105 415-983-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98952K107	Page 2 of 12

1	NAME OF REPORTING PERSON Prestige Trade Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,194,893
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,194,893
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,194,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 98952K107	Page 3 of 12

1	NAME OF REPORTING PERSON Siming Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 422,800
	8	SHARED VOTING POWER 3,194,893
	9	SOLE DISPOSITIVE POWER 422,800
	10	SHARED DISPOSITIVE POWER 3,194,89
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,617,693 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9%
14	TYPE OF REPORTING PERSON IN

[1]	This total Shares include Shares beneficially owned by Mr. Yang as executive director of Prestige and Shares he owns together with Caiyin Fan.

CUSIP No. 98952K107	Page 4 of 12

1	NAME OF REPORTING PERSON Caiyin Fan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 422,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 422,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,800 [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

[2]	Caiyin Fan and Siming Yang together own this total number of Shares.

CUSIP No. 98952K107	Page 5 of 12

1	NAME OF REPORTING PERSON Fei Xiao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,194,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,194,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,194,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98952K107	Page 6 of 12

1	NAME OF REPORTING PERSON Chidong Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,194,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,194,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,194,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98952K107	Page 7 of 12

Explanatory Note

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D and Schedule 13D Amendment No. 1 (the “Schedule 13D”) filed with the Securities and Exchange Commission on April 2, 2012, by Prestige Trade Investments Limited, (“Prestige”), Siming Yang (“Mr. Yang”), Fei Xiao (“Mrs. Xiao”), and Chidong Wang (“Mr. Wang”), relating to their beneficial ownership of Shares (each, a “Share,” collectively, the “Shares”) of common stock (the “Common Stock”) of Zhongpin Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the Issuer’s principal executive office is 21 Changshe Road, Changge City, Henan Province, The People’s Republic of China 461500.

Unless expressly amended or supplemented by this Amendment, all information previously included in the Schedule 13D remains in effect.

Item 2.	Identity and Background

(a) This Amendment is being filed by Prestige Trade Investments Limited, a BVI company (“Prestige”), Siming Yang, an individual (“Mr. Yang”), Caiyin Fan, an individual (“Ms. Fan”), Fei Xiao, an individual (“Mrs. Xiao”), and Chidong Wang, also an individual (“Mr. Wang”). Each of the individuals and Prestige is referred to herein as a “Reporting Person” and collectively as “Reporting Persons.”

Prestige is a business company organized in the British Virgin Islands. Mr. Yang, Mrs. Xiao and Mr. Wang are executive directors of Prestige. Ms. Fan is a business partner of Mr. Yang. Ms. Fan, together with Mr. Yang, beneficially own the Shares indicated on Items 7-11 of page 4 of this Amendment, consisting of option contracts and Common Stocks of the Issuer that were purchased through Ms. Fan’s joint account with Mr. Yang as described below.

(b) Ms. Fan’s business address is: Room 504, No. 99, Jinbi Road, Guangzhou Economic Development Zone, Guangzhou, China.

Item 2(f) of the Schedule 13D is amended and supplemented as follows:

(f) Mr. Yang, Ms. Fan, Mr. Wang and Mrs. Xiao are citizens of The People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

The Shares were acquired for investment purposes through open market purchases. The source of funds for all such purchases, except the Shares personally owned by Ms. Fan together with Mr. Yang, as described below, was the working capital of Prestige. Ms. Fan and Mr. Yang used their own personal funds to acquire the Shares of Common Stock that they personally hold together.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is amended and restated in its entirety as follows:

(a)-(b) The Shares beneficially owned by Prestige as of April 9, 2012 was approximately 8.5% of the issued and outstanding Shares of Common Stock. Reference is made hereby to Items 7-11 of pages 2-6 of this Amendment, which Items are incorporated herein by reference.

Mr. Yang, Mrs. Xiao and Mr. Wang, as executive directors of Prestige, may be deemed to beneficially own the shares owned by Prestige in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that

CUSIP No. 98952K107	Page 8 of 12

any of Mr. Yang, Mrs. Xiao and Mr. Wang is, for any other purpose, the beneficial owner of any such securities, and Mr. Yang, Mrs. Xiao and Mr. Wang disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. For the purposes of this Amendment, Mr. Yang, Mrs. Xiao and Mr. Wang beneficially owns 3,194,893 shares of Common Stock (which is comprised of the shares of Common Stock owned by Prestige as described above), and the percentage of Common Stock beneficially owned by such reporting persons for the purposes of this Amendment is 8.5%. Ms. Fan, together with Mr. Yang, beneficially own 422,800 shares of Common Stock (including for this purpose, 356,800 shares of Common Stock issuable upon exercise of options) and the percentage of Common Stock owned by Ms. Fan and Mr. Yang together for the purposes of this Amendment is 1%.

Item 5(c) of the Schedule 13D is amended and supplemented as follows:

(c) During the past 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Entity	Trade Date	Number of Shares	Price/Share ($)
Prestige	03/23/2012	934,381	$ 9.28
Prestige	04/02/2012	4,500	$10.99
Caiyan Fan and Siming Yang	03/19/2012	5,000	$8.59
Caiyan Fan and Siming Yang	03/19/2012	25,000	$8.60
Caiyan Fan and Siming Yang	03/19/2012	5,000	$8.57
Caiyan Fan and Siming Yang	03/19/2012	5,000	$8.54
Caiyan Fan and Siming Yang	03/19/2012	5,000	$8.53
Caiyan Fan and Siming Yang	03/19/2012	5,000	$8.52
Caiyan Fan and Siming Yang	03/29/2012	5,000	$9.18
Caiyan Fan and Siming Yang	03/29/2012	8,000	$9.20
Caiyan Fan and Siming Yang	04/09/2012	5,000	$10.67
Caiyan Fan and Siming Yang	04/09/2012	3,000	$10.69

During the past 60 days, the Reporting Persons purchased the following Option Contracts in the open market:

Entity	Trade Date	Number of Option Contracts	Price/Contract ($)
Caiyan Fan and Siming Yang	03/15/2012	600	$0.20
Caiyan Fan and Siming Yang	03/15/2012	600	$0.25
Caiyan Fan and Siming Yang	03/15/2012	178	$0.50
Caiyan Fan and Siming Yang	03/15/2012	600	$0.30
Caiyan Fan and Siming Yang	03/16/2012	400	$1.35

CUSIP No. 98952K107	Page 9 of 12

Caiyan Fan and Siming Yang	03/16/2012	500	$1.55
Caiyan Fan and Siming Yang	04/03/2012	455	$1.60
Caiyan Fan and Siming Yang	04/03/2012	90	$1.47
Caiyan Fan and Siming Yang	04/05/2012	452	$1.60

During the past 60 days, the Reporting Persons sold the following shares of Common Stock in the open market:

Entity	Trade Date	Number of Shares	Price/Share ($)
Caiyan Fan and Siming Yang	03/21/2012	3,000	$8.30
Caiyan Fan and Siming Yang	03/26/2012	2,000	$8.51

During the past 60 days, the Reporting Persons sold the following Option Contracts in the open market:

Entity	Trade Date	Number of Option Contracts	Price/Contract ($)
Caiyan Fan and Siming Yang	03/19/2012	307	$0.15

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

By virtue of the relationships between and among the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 98952K107	Page 10 of 12

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits hereto:

1.	Joint Filing Undertaking

2.	Power of Attorney of Siming Yang Appointing Designated Filer and Authorized Signer dated March 28, 2012. (Incorporated by Reference to Exhibit 2 to our Schedule 13D filed on April 2, 2012)

3.	Power of Attorney of Fei Xiao Appointing Designated Filer and Authorized Signer dated March 28, 2012. (Incorporated by Reference to Exhibit 3 to our Schedule 13D filed on April 2, 2012)

4.	Power of Attorney of Chidong Wang Appointing Designated Filer and Authorized Signer dated March 28, 2012. (Incorporated by Reference to Exhibit 4 to our Schedule 13D filed on April 2, 2012)

5.	Power of Attorney of Caiyin Fan Appointing Designated Filer and Authorized Signer dated April 10, 2012.

CUSIP No. 98952K107	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2012	PRESTIGE TRADE INVESTMENTS LIMITED

	By:	/s/ Jay B. Gould
Jay B. Gould
Attorney-In-Fact

SIMING YANG

	By:	/s/ Jay B. Gould
Jay B. Gould
Attorney-In-Fact

CHIDONG WANG

	By:	/s/ Jay B. Gould
Jay B. Gould
Attorney-In-Fact

FEI XIAO

	By:	/s/ Jay B. Gould
Jay B. Gould
Attorney-In-Fact

CAIYIN FAN

	By:	/s/ Jay B. Gould
Jay B. Gould
Attorney-In-Fact

CUSIP No. 98952K107	Page 12 of 12

EXHIBIT INDEX

The following documents are filed as exhibits hereto:

1.	Joint Filing Undertaking

2.	Power of Attorney of Siming Yang Appointing Designated Filer and Authorized Signer dated March 28, 2012. (Incorporated by Reference to Exhibit 2 to our Schedule 13D filed on April 2, 2012)

3.	Power of Attorney of Fei Xiao Appointing Designated Filer and Authorized Signer dated March 28, 2012. (Incorporated by Reference to Exhibit 3 to our Schedule 13D filed on April 2, 2012)

4.	Power of Attorney of Chidong Wang Appointing Designated Filer and Authorized Signer dated March 28, 2012. (Incorporated by Reference to Exhibit 4 to our Schedule 13D filed on April 2, 2012)

5.	Power of Attorney of Caiyin Fan Appointing Designated Filer and Authorized Signer dated April 10, 2012.